Exhibit 99.1

VICINITY MOTOR CORP. ANNOUNCES $10 MLLION FINANCING

VANCOUVER, BC – Sept. 27, 2021 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LG) (“Vicinity Motor” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel vehicles, announces a non-brokered financing of unsecured debenture units (each a “Unit”) in the principal amount of CAD$10,000,000 (the “Offering”). The Company will use the proceeds for general working capital and to fund contract requirements for recently received Vicinity bus orders. The Offering of the Units is subject to the receipt of all necessary approvals, including the approval of the TSX Venture Exchange (“TSXV”), and the Company expects to complete an initial closing of the Offering shortly.

Each Unit will be sold at an offering price of $985.00 per Unit and will consist of one 8% unsecured convertible debenture of the Company in the principal amount of $1,000 (each, a “Debenture”) with interest payable upon maturity being 12 months from the date the Debentures are issued and 40 common share purchase warrants (each, a “Warrant”) expiring 12 months after the date of issuance of such Warrants. The Debentures will be repaid in cash at maturity. Each Warrant will entitle the holder thereof to purchase one Common Share (each, a “Warrant Share”) at an exercise price of $7.50 per Warrant Share at any time up to 12 months following the closing date of the Offering, subject to adjustment in certain events.

The Debentures, in whole or in part, will be convertible into common shares of the Company at the option of the holder only if there is an event of default (as defined in the Debentures) that is uncured for a period of ten (10) business days, at a conversion price equal to the market price on the date the event of default. Holders converting their Debentures will receive accrued and unpaid interest thereon to the date of actual conversion.

The Company will have the right at any time, on 10 days’ notice, to prepay the Debentures, in whole or in part, pro rata among the holders. The repayment shall be in cash, against the principal amount of the Debenture plus accrued and unpaid interest.

The Company anticipates paying an administrative fee(s) of 0.5% of the funds raised, or a portion thereof, to eligible parties under applicable securities laws.

The Debentures, Warrants and the Common Shares issuable upon the exercise of the Warrants will be subject to a statutory resale restriction of four months and one day from the date of closing. The Company may pay finders' fees in accordance with TSXV policies.

“We are pleased to announce this friendly debt financing, made possible by the support from some of our key shareholders,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Our core business has seen robust growth year-to-date, the construction of our Buy-America compliant facility in Washington State is well underway and we continue to expand into exciting new products lines and geographies. I look forward to continued execution in the months ahead as we strive to create sustainable, long-term value for our shareholders.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LG) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintains a market segment leadership position in Canada, is produced by the Company’s world-class manufacturing partners and will be produced at the soon to be completed Buy America Act compliant assembly facility in the State of Washington. Vicinity’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW for batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the anticipated closing of the Offering, the planned use of proceeds from the Offering, anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the Company’s ability to satisfy the closing conditions related to the Offering, the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated timing for the delivery of Vicinity’s vehicles, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.